

Mail Stop 3561

December 18, 2017

Via E-mail
Mr. Joseph K. Vanderstelt
Chief Financial Officer and Treasurer
Craft Brew Alliance, Inc.
929 North Russell Street
Portland, Oregon 97227

> **Re: Craft Brew Alliance, Inc.**
> **10-K for the Year Ended December 31, 2016**
> **Response Dated October 25, 2017**
> **File No. 0-26542**

Dear Mr. Vanderstelt:

We have reviewed your October 25, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2017 letter.

Form 10-K for the Year Ended December 31, 2016
Item 8. Financial Statements and Supplementary Data
Note 17. Related Party Transactions
International Distribution Agreement, page 63

1. We have considered your response to our comment. Upon further review we noted that, concurrent with the date of the International Distribution Agreement, you also executed Amendment No. 3 to the Amended and Restated Master Distributor Agreement, Amendment No. 1 to the Amended and Restated Exchange and Recapitalization Agreement, and a Contract Brewing Agreement with the same counterparty. Please discuss the business purposes for each of these agreements. Within this discussion, explain your consideration of whether these agreements (or amendments) were executed in contemplation of each other and any related accounting consequences.

2. As it relates specifically to the International Distribution Agreement, we observe that there are a number of elements to the contract, including the Qualifying Offer. Please provide your accounting consideration for these different elements. In your evaluation of these different elements, explain how you concluded that the entire transaction price should be allocated to the revenue element.

3. Please tell us about any negotiations or discussions regarding a possible business combination with Anheuser-Busch Worldwide around the time that the agreements discussed in our comments above were being negotiated.

4. Please explain the general termination rights under the terms of the International Distribution Agreement with Anheuser-Busch Worldwide. Also, tell us whether any portion of the $20 million payment will be earned by you if the agreement is terminated by either party under the general termination rights prior to the payment due date in 2019.

5. In your response to our comment, you indicate that a Qualifying Offer may be terminated by either party. Please tell us about each party's termination rights, once such an offer has been made. Additionally, clarify whether an otherwise Qualifying Offer would still be considered one, if additional terms or conditions were added.

6. Please explain the overall substance of the $20 million payment due in 2019 under the International Distribution Agreement. Also, explain why this payment is so much larger than the payments required in the earlier years of the agreement.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining